UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Level 3 Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

52729N308

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729N308

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Temasek Holdings (Private) Limited

2	Check the Appropriate Box if a Member of a Group
	(a) ☐	(b) ☐

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 55,498,593

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 55,498,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,498,593

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.5% (*)

14	Type of Reporting Person CO

(*)         Percentage calculation based on 335,961,229 shares of Common Stock reported as outstanding as of November 5, 2014 in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2014.

CUSIP No. 52729N308

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Singapore Technologies Telemedia Pte Ltd

2	Check the Appropriate Box if a Member of a Group
	(a) ☐	(b) ☐

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 55,498,593

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 55,498,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,498,593

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.5% (*)

14	Type of Reporting Person CO

(*)         Percentage calculation based on 335,961,229 shares of Common Stock reported as outstanding as of November 5, 2014 in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 7, 2014.

CUSIP No. 52729N308

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Communications Ltd

2	Check the Appropriate Box if a Member of a Group
	(a) ☐	(b) ☐

3	SEC Use Only

4	Source of Funds AF; WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 55,498,593

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 55,498,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,498,593

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.5% (*)

14	Type of Reporting Person CO

(*)         Percentage calculation based on 335,961,229 shares of Common Stock reported as outstanding as of November 5, 2014 in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 7, 2014.

CUSIP No. 52729N308

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Crossing Ltd

2	Check the Appropriate Box if a Member of a Group
	(a) ☐	(b) ☐

3	SEC Use Only

4	Source of Funds OO; AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 55,498,593

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 55,498,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,498,593

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.5% (*)

14	Type of Reporting Person CO

(*)         Percentage calculation based on 335,961,229 shares of Common Stock reported as outstanding as of November 5, 2014 in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 7, 2014.

Preamble

This Amendment No. 4 amends the Schedule 13D previously filed with the SEC on October 5, 2011 and amended on December 2, 2011, May 21, 2012 and June 17, 2014 (as amended, the “Statement”) by Temasek Holdings (Private) Limited (“Temasek”), Singapore Technologies Telemedia Pte Ltd, a subsidiary of Temasek (“STT”), STT Communications Ltd, a subsidiary of STT (“STT Comm”), and STT Crossing Ltd, a subsidiary of STT Comm (“STT Crossing”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Level 3 Communications, Inc., a company organized under the laws of Delaware (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 is hereby amended by deleting Schedule A referred to in the fourth and fifth paragraphs of Item 2 in its entirety and replacing it with Schedule A herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On October 31, 2014, the Issuer announced that it had completed the transactions contemplated by the Agreement and Plan of Merger, dated as of June 15, 2014, by and among the Issuer, Saturn Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer, Saturn Merger Sub 2, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer and tw telecom inc., a Delaware corporation (“tw telecom”). According to the Issuer’s 10-Q filing dated as of November 7, 2014,  the Issuer had 335,961,229 outstanding Common Stock as of November 5, 2014, which included the new shares of Common Stock issued by the Issuer pursuant to the completion of the acquisition of tw telecom. Based on the aforementioned number of outstanding Common Stock as of November 5, 2014, STT’s, STT Comm’s and STT Crossing’s ownership in the Issuer is approximately 16.5% of the outstanding Common Stock, as further described in Item 5 below.

On November 10, 2014, STT Crossing entered into an agreement (the “CS Agreement”) with Credit Suisse International,  represented by Credit Suisse AG, New York branch as its agent (“CS”), pursuant to which STT Crossing has agreed to purchase additional shares of Common Stock from CS, as further described in Item 6 below.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended by deleting paragraphs (a) — (b) and replacing them to read as follows:

(a) — (b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Stock.

STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 55,498,593 shares of the Common Stock, or approximately 16.5% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 55,498,593 shares of the Common Stock, or approximately 16.5% of the outstanding Common Stock, and to have shared power over the voting and disposition of such shares of the Common Stock.

STT Crossing is the beneficial owner of 55,498,593 shares of the Common Stock, or approximately 16.5% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

Pursuant to the CS Agreement, STT Crossing and CS may elect to enter into one or more supplemental confirmation(s) to provide for the purchase by STT Crossing from CS of a number of shares of Common Stock determined pursuant to a formula as provided in the CS Agreement and such supplemental confirmation(s), provided that such number of shares of Common Stock shall not exceed 12 million in the aggregate. The CS Agreement provides that CS shall deliver the aggregate number of shares of Common Stock to STT Crossing following the end of a calculation period which will be determined by CS in its discretion but will not occur later than the date to be specified in the relevant supplemental confirmation, subject to postponement under certain circumstances.

The purchase price for the shares of Common Stock to be delivered by CS pursuant to the CS Agreement will be the average of the daily VWAPs for the trading days during the calculation period on which the daily VWAP is not higher than a price per share of Common Stock to be specified in the relevant supplemental confirmation, less a discount per share of Common Stock to be specified in the relevant supplemental confirmation.

The description of the CS Agreement and the transactions contemplated thereby and as described herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the CS Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 CS Agreement, dated as of November 10, 2014, by and between STT Crossing and CS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 2014

TEMASEK HOLDINGS (PRIVATE) LIMITED

By	/s/ Christina Choo Soo Shen
Name: Christina Choo Soo Shen
Title: Authorized Signatory
Director - Legal & Regulations
Temasek International Pte. Ltd.

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT CROSSING LTD

By	/s/ Ho Koon Lian Irene
Name: Ho Koon Lian Irene
Title: Director

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Chairman, Temasek	Singaporean

(Chairman and Director, Temasek)

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

(Deputy Chairman, Temasek)

Kua Hong Pak 205 Braddell Road East Wing 7th Floor Singapore 579701	Managing Director & Group CEO, ComfortDelGro Corporation Limited	Singaporean

(Director, Temasek)

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623	Managing Director, G.K. Goh Holdings Limited	Singaporean

(Director, Temasek)

Teo Ming Kian Caldecott Broadcast Centre, Andrew Road Singapore 299939	Chairman, MediaCorp Pte Ltd	Singaporean

(Director, Temasek)

Marcus Wallenberg SE-106 40 Stockholm Sweden	Chairman, Skandinaviska Enskilda Banken, Saab AB and Foundation Asset	Swedish
Management Sweden AB

(Director, Temasek)

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lien Jown Leam Michael One Raffles Place (formerly known as OUB Centre) #51-00 Singapore 048616	Executive Chairman, Wah Hin and Company Private Limited	Singaporean

(Director, Temasek)

Wong Yuen Kuai Lucien One Marina Boulevard #28-00 Singapore 018989	Chairman and Senior Partner, Allen & Gledhill LLP	Singaporean

(Director, Temasek)

Robert Bruce Zoellick c/o 101 Constitution Avenue, NW Suite 1000 East Washington, DC 20001	Chairman, Goldman Sachs International Advisors	American

(Director, Temasek)

Chin Yoke Choong Bobby c/o Interlocal Exim Pte Ltd 2 Kim Chuan Lane, Kong Siang Group Building Singapore 532072	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

(Director, Temasek)

Ng Chee Siong Robert 11th - 12th Floors, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong	Chairman, Sino Land Company Ltd	Singaporean / Hong Kong PR

(Director, Temasek)

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Executive Director & CEO, Temasek	Singaporean

(Executive Director & CEO, Temasek)

Name, Business Address and Position	Present Principal Occupation	Citizenship

Gregory L. Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	President, Temasek International Pte. Ltd.	American

(President, Temasek International Pte. Ltd.)

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	President, Temasek International Pte. Ltd.	Singaporean

(President, Temasek International Pte. Ltd.)

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Co-Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

(Co-Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.)

Cheo Hock Kuan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, Strategic & Public Affairs, Temasek International Pte. Ltd.	Singaporean

(Head, Strategic & Public Affairs, Temasek International Pte. Ltd.)

Chia Song Hwee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, Investment Group, Co-Head, China, Co-Head, Credit Portfolio, Temasek International Pte. Ltd.	Singaporean

(Head, Investment Group, Co-Head, China, Co-Head, Credit Portfolio, Temasek International Pte. Ltd.)

Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard	Head, Enterprise Development Group, Head, Singapore, Co-Head, Americas,	Singaporean
Singapore 238891 (Head, Enterprise Development Group, Head, Singapore, Co-Head, Americas, Temasek International Pte. Ltd.)	Temasek International Pte. Ltd.

Name, Business Address and Position	Present Principal Occupation	Citizenship

Heng Chen Seng David 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Co-Head, Markets Group, Head, Consumer & Real Estate, Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

(Co-Head, Markets Group, Head, Consumer & Real Estate, Head, South East Asia, Temasek International Pte. Ltd.)

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, Corporate Development Group, Chief Financial Officer, Co-Head, Portfolio Management, Temasek Holdings (Private) Limited	Singaporean

(Head, Corporate Development Group, Chief Financial Officer, Co-Head, Portfolio Management, Temasek Holdings (Private) Limited)

Nagi Adel Hamiyeh 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Co-Head, Enterprise Development Group, Head, Industrials, Head, Australia & New Zealand, Head, Africa & Middle East, Temasek International Pte. Ltd.	Singaporean

(Co-Head, Enterprise Development Group, Head, Industrials, Head, Australia & New Zealand, Head, Africa & Middle East, Temasek International Pte. Ltd.)

Neil Garry McGregor 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.	New Zealander

(Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.)

Name, Business Address and Position	Present Principal Occupation	Citizenship

Pek Siok Lan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	General Counsel, Temasek International Pte. Ltd.	Singaporean

(General Counsel, Temasek International Pte. Ltd.)

Ravi Mahinder Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, Telecom, Media & Techonology, Co-Head, India, Co-Head, Africa & Middle East, Temasek International Pte. Ltd.	Indian

(Head, Telecom, Media & Techonology, Co-Head, India, Co-Head, Africa & Middle East, Temasek International Pte. Ltd.)

Rohit Sipahimalani

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Co-Head, Investment Group,

Co-Head, Portfolio & Strategy Group,

Head, Energy & Resources,

Head, India,

Head, Portfolio Strategy & Value Management,

Temasek International Pte. Ltd.)

	Co-Head, Investment Group, Co-Head, Portfolio & Strategy Group, Head, Energy & Resources, Head, India, Head, Portfolio Strategy & Value Management, Temasek International Pte. Ltd.	Singaporean

Sim Hong Boon 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, Markets Group, President, Americas, Head, Credit Portfolio, Temasek International Pte. Ltd.	American

(Head, Markets Group, President, Americas, Head, Credit Portfolio, Temasek International Pte. Ltd.)

Tan Chong Lee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Head, Portfolio and Strategy Group, Head, Europe, Head, Portfolio Management, Head, Strategy, Co-Head, Singapore,	Singaporean
Temasek International Pte. Ltd.
(Head, Portfolio and Strategy Group, Head, Europe, Head, Portfolio Management, Head, Strategy, Co-Head, Singapore, Temasek International Pte. Ltd.)

Name, Business Address and Position	Present Principal Occupation	Citizenship

Wu Yibing 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, China, Temasek International Pte. Ltd.)	Head, China, Temasek International Pte. Ltd.	American

Benoit Louis Marie Francois Valentin 23 King Street London SW1Y 6QY United Kingdom (Senior Managing Director, Europe, Co-Head, Industrials, Temasek International (Europe) Limited)	Senior Managing Director, Europe, Co-Head, Industrials, Temasek International (Europe) Limited	French

The following is a list of the executive officers and directors of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STT)	Corporate Director	Singaporean

Sio Tat Hiang 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Executive Director, STT and STT Comm	Singaporean

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean

Lim Ming Seong No. 2 Ubi View Singapore 408556 (Director, STT)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #16-07 Great World City West Tower Singapore 237994 (Director, STT)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE	Corporate Director	British
75 Park Walk London SW10 0AZ United Kingdom (Director, STT)

Name, Business Address and Position	Present Principal Occupation	Citizenship

Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226 (Director, STT)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT)	Senior Executive Vice President — International, STT and STT Comm	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT)	Chief of Organisation Development & Senior Executive Vice President, STT and STT Comm	Singaporean

Ho Koon Lian Irene 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Executive Vice President, STT)	Chief Financial Officer & Executive Vice President, STT and STT Comm	Singaporean

The following is a list of the executive officers and directors of STT Comm:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STT Comm)	Corporate Director	Singaporean

Peter Seah Lim Huat 12 Marina Boulevard Marina Bay Financial Centre Tower 3 Level 45 Singapore 018982 (Deputy Chairman and Director, STT Comm)	Corporate Director	Singaporean

Sio Tat Hiang 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Comm)	Executive Director, STT and STT Comm	Singaporean

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Comm)	Corporate Director	Singaporean

Lim Ming Seong No. 2 Ubi View Singapore 408556 (Director, STT Comm)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #16-07 Great World City West Tower Singapore 237994	Advocate & Solicitor	Singaporean

(Director, STT Comm)

Name, Business Address and Position	Present Principal Occupation	Citizenship

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT Comm)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom (Director, STT Comm)	Corporate Director	British

Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226 (Director, STT Comm)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT Comm)	Senior Executive Vice President — International, STT and STT Comm	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT Comm)	Chief of Organisation Development & Senior Executive Vice President, STT and STT Comm	Singaporean

Ho Koon Lian Irene 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Executive Vice President, STT Comm)	Chief Financial Officer & Executive Vice President, STT and STT Comm	Singaporean

The following is a list of the executive officers and directors of STT Crossing:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Sio Tat Hiang 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Crossing)	Executive Director, STT and STT Comm	Singaporean

Ho Koon Lian Irene 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Crossing)	Chief Financial Officer, STT and STT Comm	Singaporean

Poon Teng Heng 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Crossing)	Senior Vice President, Finance, STT and STT Comm	Singaporean

Sonia Lutchmiah Les Cascades Building Edith Cavell Street Port Louis Mauritius (Director, STT Crossing)	Senior Manager	Mauritian

Doomraj Sooneelall Les Cascades Building Edith Cavell Street Port Louis Mauritius (Director, STT Crossing)	Manager	Mauritian